Execution Version - December 28, 2005

Private and Confidential

EXECUTION DOCUMENTS

Purchase Agreement

by and between

GSE Lining Technology Chile S.A.

as Buyer

Inversiones Bellavista Uno S.A. and Inversiones Bellavista
Tres

as Sellers

Inversiones Vesta Limitada (Former Recubrimientos e
Impermeabilizaciones SL Limitada)

the Company

with guaranty of

Technología Hidráulica en Minería y Construcción S.A.

DATED DECEMBER 28TH, 2005

Execution Version - December 28, 2005

1. PURCHASE AGREEMENT

1.1 EXHIBITS
Exhibit A - Assignment of Rights in Recubrimientos Industriales SL Limitada.
Exhibit B - Non - compete Agreement.
Exhibit C - Right of First Refusal No 1
Exhibit D - Right of First Refusal Agreement N 2
Exhibit E -  Inventory Purchase Agreement
Exhibit F -  Pledge over 30% of the shares
Exhibit G -  Comfort Letter
Exhibit H -  Leases of Offices and Warehouses

1.2 SCHEDULES
Schedule 3.1(ai)	Related Party Arrangements
Schedule 3.1 (aii)	Company’s Bylaws
Schedule 3.4	Restrictions
Schedule 3.5(a)	Fin. Stat. & B.B. Sheet
Schedule 3.5(b)	Newco’s Initial B. Sheet
Schedule 3.7(a)	Undisclosed Liabilities
Schedule 3.8	Actions since B.B. Sheet
Schedule 3.9	Intellectual Property
Schedule 3.10(a)(i)	Real Property owned, leased or utilized by the Company
Schedule 3.10(a)(ii)	Real Property owned, leased or utilized by Newco
Schedule 3.10(b)	Piece of Land to be Transferred
Schedule 3.11(a)	Tangible Assets owned, leased or utilized by the Company
Schedule 3.11(b)	Tangible assets purchased but not yet arrived
Schedule 3.13(a)	Company’s Contract List
Schedule 3.13(b)	Newco’s Contract List
Schedule 3.14	Newco’s Powers of Attorney
Schedule 3.15	Insurance Policies
Schedule 3.16(b)	Newco’s Bank Accounts
Schedule 3.17	Litigation and Claim List
Schedule 3.18(a)	Pending Bids
Schedule 3.18(b)	Backlog and Pending Orders
Schedule 3.19(a)	Governmental Authorizations

Execution Version - December 28, 2005

Schedule 3.20	Hazardous Materials
Schedule 3.22	Workers’ Injuries
Schedule 3.24(b)	Employees
Schedule 3.24(c)	Service Contractors
Schedule 3.25	Tax Claims
Schedule 3.26	Product Liability
Schedule 3.27	Contracts subject to Potential Warranty Claims
Schedule 7.3(a)	Offices and Warehouses
Schedule 7.3(b)	Space at Newco’s Real Property at which Sellers Inventory shall be maintained

2.	CLOSING DOCUMENT - EVIDENCE OF DELIVERY OF EMPLOYMENT AGREEMENTS
3.	CLOSING CERTIFICATE
4.	LEGAL OPINION BY ALLAMAND & SCHAULSOHN ABOGADOS
5.	POWERS OF ATTORNEY
6.	NOTARY INSTRUCTIONS
7.	ASSIGNMENTS OF RIGHTS IN RECUBRIMIENTOS INDUSTRIALES SL LIMITADA
8.	COMPLEMENTARY PUBLIC INSTRUMENT TO ASSIGNMENT OF RIGHTS IN RECUBRIMIENTOS INDUSTRIALES SL LIMITADA
9.	NON - COMPETE AGREEMENT
10.	RIGHT OF FIRST REFUSAL AGREMENT N 1
11.	RIGHT OF FIRST REFUSAL AGREEMENT N 2
12.	INVENTORY PURCHASE AGREEMENT
13.	PLEDGE OVER 30% OF THE SHARES
14.	COMFORT LETTER
15.	LEASES OF OFFICES AND WAREHOUSES
16.	RELEASE OF MORTGAGE BY CORPBANCA
17.	RELEASE OF PLEDGE WITHOUT CONVEYANCE BY CORPBANCA

Execution Version - December 28, 2005

PURCHASE AGREEMENT

__________________________________________

GSE Lining Technology Chile S.A.
__________________________________________

as Buyer

Inversiones Bellavista Uno S.A. and Inversiones Bellavista Tres S.A.
___________________________________________

as Sellers

Inversiones Vesta Limitada (Former Recubrimientos e Impermeabilizaciones SL Limitada)
____________________________________

the Company

with guaranty of

Tecnología Hidráulica en Minería y Construcción S.A.
_____________________________________

Execution Version - December 28, 2005

TABLE OF CONTENTS
1.	DEFINITIONS		2
	1.1	Construction.	2
	1.2	Definitions.	2
2.	PURCHASE AND SALE OF SHARES; CLOSING		8
	2.1	Purchase and Sale.	8
	2.2	Base Purchase Price.	8
	2.3	Definitive Purchase Price .	8
	2.4	Closing.	9
	2.5	Method of Payment.	11
	2.6	Allocation of Purchase Price.	11
	2.7	Exchange Rate.	11
	2.8	Additional Covenant.	11
3.	REPRESENTATIONS AND WARRANTIES OF SELLERS		12
	3.1	Corporate Status.	12
	3.2	Capitalization and Ownership.	12
	3.3	Corporate Authority.	13
	3.4	Restrictions.	13
	3.5	Financial Statements.	13
	3.6	Intentionally Left Blank.	14
	3.7	Absence of Undisclosed Liabilities.	14
	3.8	Actions Since date of Base Balance Sheet.	14
	3.9	Intellectual Property.	15
	3.10	Real Property and Leases.	15
	3.11	Personal Property.	16
	3.12	Title to Property.	16
	3.13	Contracts and Commitments.	17
	3.14	Powers of Attorney.	18
	3.15	Insurance	18
	3.16	Indebtedness; Bank Accounts.	19
	3.17	Legal Proceedings.	19

Execution Version - December 28, 2005

	3.18	Pending Bids, Customers Backlog and Sales Volume.	19
	3.19	Governmental Authorizations.	19
	3.20	Hazardous Materials.	19
	3.21	Environmental Matters.	20
	3.22	Workers' Injuries.	20
	3.23	Trade Union Activity.	20
	3.24	Employees; Employee Benefits.	21
	3.25	Taxes.	21
	3.26	Product Liability.	22
	3.27	Customer Warranty Claims.	22
	3.28	Sufficiency of the Assets.	23
	3.29	Legal Compliance.	23
	3.30	Accuracy of Statements.	23
	3.31	Brokers and Finders.	23
	3.32	Certain Practices.	23
	3.33	Books and Records/Accounting Controls.	24
	3.34	US export control and trade sanction laws.	24
4.	REPRESENTATIONS AND WARRANTIES OF BUYER		24
	4.1	Corporate Status.	24
	4.2	Capitalization and Ownership.	24
	4.3	Authority.	25
	4.4	Restrictions.	25
	4.5	Government Approvals.	25
	4.6	Brokers and Finders.	25
5.	COVENANTS OF SELLERS PRIOR TO CLOSING DATE		25
	5.1	Access and Investigation.	25
	5.2	Spin-off.	26
	5.3	Operation of the Business of the Company and Newco.	26
	5.4	Negative Covenant.	26
	5.5	Required Approvals.	26
	5.6	Notification.	28
	5.7	Newco free of Liabilities and Indebtedness.	28

Execution Version - December 28, 2005

	5.8	Agreement for the purchase and sale of Inventory.	28
	5.9	Execution of Ancillary Agreements.	29
	5.10	Bonuses, Vacations and Sales Commissions.	29
	5.11	No Negotiation.	29
	5.12	Best Efforts.	29
6.	COVENANTS OF BUYER PRIOR TO CLOSING DATE		30
	6.1	Approvals of Governmental Bodies.	30
	6.2	Best Efforts.	30
7.	COVENANTS OF SELLERS AND BUYER AFTER THE CLOSING DATE		30
	7.1	Transfer of Piece of Land.	30
	7.2	Severance Payments.	30
	7.3	Right to use Real Property.	31
	7.4	Transition Period.	31
8.	CONDITIONS PRECEDENT TO CLOSING		32
	8.1	Conditions to Buyer's Obligations.	32
	8.2	Conditions to Sellers’ Obligations.	32
9.	TERMINATION		33
	9.1	Termination Events.	33
	9.2	Effect of Termination.	34
10.	INDEMNIFICATION		34
	10.1	Scope of Sellers' and Guarantor’s Indemnity.	34
	10.2	Scope of Buyer’s Indemnity.	35
	10.3	Indemnity Procedures.	35
	10.4	Limitations on Liability.	37
	10.5	Survival of Representations, Warranties and Indemnity.	37
	10.6	Collateral and Guaranties.	37
11.	MISCELLANEOUS		38
	11.1	Further Assurances.	38
	11.2	Notices.	38
	11.3	Entire Agreement.	40
	11.4	Confidentiality and Public Announcements.	40
	11.5	Governing Law and Arbitration.	40
	11.6	Expenses and Taxes.	441
	11.7	Severability.	542
	11.8	Waiver.	42
	11.9	Assignment.	42
	11.10	Governing Language.	42
	11.11	Counterparts.	43

Execution Version - December 28, 2005

THIS PURCHASE AGREEMENT ("Agreement") is made this 28 day of December, 2005, by and between:

•	GSE Lining Technology Chile S.A., a stock company organized and existing under the laws of Chile, with head offices at Renca 2203, Comuna de Renca, Santiago, Chile ("Buyer");

and the following parties:

•
Inversiones Bellavista Uno S.A. and Inversiones Bellavista Tres S.A., both sociedades anónimas organized and existing under the laws of Chile, with head offices at Avda. Isidora Goyenechea Nro.3.120 Piso 8, Comuna de Las Condes, Santiago, Chile (hereinafter, collectively, referred to as "Sellers").

•	Tecnología Hidráulica en Minería y Construcción S.A., (hereinafter, referred to as "Guarantor").

RECITALS

A.
Sellers are the owners, in the aggregate, of: (a) 100% percent of the outstanding equity interests of Inversiones Vesta Limitada (previously named Recubrimientos e Impermeabilizaciones SL Limitada), a sociedad de responsabilidad limitada organized and existing under the laws of Chile, with head office at Avda. Isidora Goyenechea Nro.3.120 Piso 8, Comuna de Las Condes, Santiago, Chile (hereinafter referred to as the "Company"); and (b) 100% percent of the outstanding equity interests of Recubrimientos Industriales SL Limitada, a sociedad de responsabilidad limitada organized and existing under the laws of Chile (hereinafter referred to as the "Newco").

B.
Newco has been created recently by Sellers as a result of the reorganization and spin off of Recubrimientos e Impermeabilizaciones SL Limitada, pursuant to which all Operating Assets of the Company (as hereinafter defined) were contributed and assigned to Newco.

C.
On the basis of the representations, warranties, covenants and agreements and subject to the terms and conditions contained herein, Sellers wish to sell to Buyer the totality of the equity interests of Newco (hereinafter referred to as "Newco’s Equity Interests").

D.	On the basis of the representations, warranties, covenants and agreements and subject to the terms and conditions contained herein, Buyer wishes to purchase Newco’s Equity Interests.

In consideration of the mutual promises contained herein, Buyer, Sellers and Guarantor (each one a Party and collectively, the "Parties") mutually agree as follows:

Execution Version - December 28, 2005

1.  DEFINITIONS

1.1  Construction

Any reference in this Agreement to an “Article,” “Section” or “Schedule” refers to the corresponding Article, Section or Schedule of or to this Agreement, unless the context indicates otherwise. The headings of Articles and Sections are provided for convenience only and should not affect the construction or interpretation of this Agreement. All words used in this Agreement should be construed to be of such gender or number, as the circumstances require. The terms “include” and “including” indicate examples of a foregoing general statement and not a limitation on that general statement. Any reference to a statute refers to the statute, any amendments or successor legislation, and all decrees, regulations and Orders promulgated under or implementing the statute, as in effect at the relevant time. Any reference to a Contract or other document as of a given date means the Contract or other document as amended, supplemented and modified from time to time through such date. Any reference to a party includes his or its respective successors and permitted assigns. References to US$ or $ are references to United States dollars, the legal currency of the United States of America. References to CLP are references to Chilean peso, the legal currency of Chile.

1.2  Definitions

In this Agreement and the Recitals, where the context so admits, the following terms and variations on them have the following meanings:

“Adverse Consequence” means any Liability, loss, damage (including incidental and consequential damage), claim, cost, deficiency, (assessment, fine, penalty, settlement, judgment, award, diminution of value, interest or expense (including cost of investigation and defense, costs of bonds and similar litigation costs, and reasonable legal, accounting, consultant and expert witness fees and costs), whether or not involving a third-party claim.

“Affiliate” of any Person means any Person or entity, directly or indirectly, Controlling, Controlled by, or under common Control with such Person.

"Ancillary Agreements" are defined in Section 2.4(d).

“Base Balance Sheet” means the unaudited balance sheet of the Company dated October 31, 2005 a copy of which is included within Schedule 3.5(a).

"Base Purchase Price" is defined in Section 2.2.

“Best Efforts” means the efforts that a prudent person desirous of achieving a result would use in similar circumstances to ensure that the result is achieved as expeditiously as possible.

“Business” means the manufacturing, marketing and sales of polyethylene and polypropylene based geomembranes in sheets or rolls of a thickness between 0.5 millimeters and 3.0 millimeters, smooth or textured, used in the following applications: (i) Solid waste landfills; (ii) Leach pads; (iii) Water management, including canals, waste water treatment, sewage systems and ponds; and (iv) Aquaculture applications, excluding applications for the salmon industry. The above definition excludes those sales made by Membrantec S.A. as a part of its Geosynthetics installation business.

Execution Version - December 28, 2005

“Business Day” means any day excluding Saturday, Sunday and any date that shall be a legal holiday in Santiago, Chile.

“Buyer’s Advisors” are defined in Section 5.1(a).

“By-laws” means the constitutional and organizational documents including the constitution, by-laws, and “estatutos”.

"Closing" means the consummation and completion of the purchase and sale of Newco’s Equity Interests and all other transactions to be completed and consummated by the Parties and any third party on the Closing Date.

"Closing Date" is defined in Section 2.4(a).

“Company” means Inversiones Vesta Limitada (previosly named Recubrimientos e Impermeabilizaciones SL Limitada).

"Company’s Contract List" is defined in Section 3.13.(a) herein.

“Contemplated Transactions” means all of the transactions to be carried out in accordance with this Agreement, including the purchase and sale of the Equity Interests, the performance by the parties of their other obligations under this Agreement and the execution, delivery and performance of the Ancillary Agreements.

"Contract" means any contract, agreement, commitment, understanding, lease, license, franchise, warranty, guaranty, mortgage, note, bond or other instrument or consensual obligation (whether written or oral and whether express or implied) that is legally binding.

“Contravene” — an act or omission would “Contravene” something if, as the context requires:

(a)	the act or omission would conflict with it, violate it, result in a breach or violation of or failure to comply with it, or constitute a default under it;

(b)
the act or omission would give any Governmental Body or other Person the right to challenge, revoke, withdraw, suspend, cancel, terminate or modify it, to exercise any remedy or obtain any relief under it, or to declare a default or accelerate the maturity of any obligation under it; or

(c)
the act or omission would result in the imposition or creation of any Encumbrance upon or with respect to Newco’s Equity Interets or the equity interests of the Company or any of the assets owned or used by the Company or Newco.

Execution Version - December 28, 2005

“Control” means (i) the ownership, in the case of a corporation, of more than 50% of the voting stock of the corporation, or in the case of any other entity, the ownership of a majority of the beneficial or voting interest or (ii) the power, directly or indirectly, to direct the management of the controlled entity, whether through the ownership of voting securities, by Contract or otherwise.

"Defense Costs" is defined in Section 10.3(b)(ii).

"Deferred Purchase Price" is defined in Section 2.3(d)(ii).

"Definitive Purchase Price" is defined in Section 2.3(a).

“Encumbrance” means any charge, claim, mortgage, servitude, easement, right of way, marital property interest, condition, equitable interest, license, lease or other possessory interest, lien, option, pledge, security interest, right of first refusal, preference, priority, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

"Event Subject to Indemnification" is defined in Section 10.3.

“Excluded Assets” means the following assets: (a) Hyundai Atos Prime GL1.0, white, plate number UF2680-K; (b) Nissan Terrano Pick-Up, silver, plate number VU4524-3; (c) Solomon ERP software/hardware; (d) Offices in Santiago; (e) Office furniture in Santiago; (e) warehouse in Santiago; (f) Telephone lines and switchboard equipment in Santiago.

"Financial Statements" means the audited financial statements of the Company for the last three years, and an unaudited financial statement for the period January 1 through October 31, , 2005, including the balance sheets and related statements of income and expense for the periods then ended.

"GAAP" means generally accepted accounting principles in effect in Chile.

“Governing Document” means the By-laws and any other document adopted, filed or registered in connection with the creation, formation, organization or management of an entity, and any Contract among all equity holders, partners or members of an entity.

“Governmental Authorization” means any Consent, permit, license, franchise, registration or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement relative to the conduct of the Company's or Newco’s business, manufacturing and other operations, and the sale of its products.

“Governmental Body” means any:

Execution Version - December 28, 2005

(i)	international or multinational organization, nation, region, province, state, department, county, city, town, village, or district government, or other jurisdiction of any nature;
(ii)	governmental or quasi-governmental authority of any nature (including any governmental agency, branch department, official, or entity and any court or other tribunal); or
(iii)	body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, policy, regulatory, or taxing authority or power of any nature.

"Guarantor" means Tecnología Hidráulica en Minería y Construcción S.A. (also known as Tehmco S.A.), Rut N° 84.912.700-4.

"Hazardous Materials" means all dangerous, hazardous or toxic substances as defined in the applicable Chilean legislation.

"Indebtedness" means, in respect of any Person, the aggregate of: (a) all indebtedness for borrowed money, all the mark to market value of any agreement for managing or hedging currency and/or interest rates and all indebtedness for unsatisfied deferred purchase consideration for property, shares, assets, services or sales commissions (including without limitation, any liability outstanding under any such instrument and the costs of closing out); (b) all obligations evidenced by notes, bonds, loan stock, debentures or similar instruments; (c) all indebtedness created or arising under any conditional sale or other title retention agreements with respect to property acquired by such Person; (d) all guarantees of such Person (save to the extent that such underlying indebtedness shall already have been taken into account for the purposes of calculating Indebtedness); (e) all finance leases (as the term is generally accepted under GAAP) (but limited to the principal portions of such capital lease payments); (f) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing; (g) indebtedness of the type referred to in paragraphs (a) to (f) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance over property or assets owned by such Person, even if such Person has not assumed or become liable for the payment of such indebtedness (save to the extent that such underlying indebtedness shall already have been taken into account for the purposes of calculating indebtedness), provided that, where the market value of the property or assets so encumbered is lower than the amount of such indebtedness, only the market value of the relevant property or assets shall constitute Indebtedness; (h) accrued interest in respect of paragraphs (a) to (f) above; provided that this definition shall not operate to double count any Liability.

"Intellectual Property" means (a) all inventions, industrial designs and models, all improvements thereto, and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof; (b) all trademarks, services marks, trade dress, logos, trade names and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all good will associated therewith, and all applications, registrations and renewals in connection therewith; (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith; (d) all mask works and all applications, registrations and renewals in connection therewith; (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (f) all computer software (including data and related documentation); (g) all domain names; (h) all other proprietary rights; and (i) all copies and tangible embodiments thereof (in whatever form or medium).

Execution Version - December 28, 2005

"Knowledge" means the actual knowledge of a Person after due inquiry, or of any of the Sellers’, Guarantor’s or Company’s officers or senior managerial employees, as well as their consultants Mr. Jaime Lavados Germain, Mr. Antonio Becker Cristinich and Mr. Andres Rifo Aguado, provided that such Person, officers or senior managerial employees, and consultants shall be presumed to know any matter which has been notified with Legal Requirements.  For these purposes senior managerial employees shall mean those officers acting as General Manager, the Chief Financial Manager, Commercial Manager and Chief Operational Manager.

"Legal Requirement" means any constitution, law, statute, treaty, rule, regu-lation, ordinance, binding case law, order, injunction, notice, approval or judg-ment of any Governmental Body, which applies to either the Company or Newco or any of their assets, businesses, or activities, and any Contract with any Governmental Body relating to com-pliance with any of the foregoing.

"Liability" means any liability absolute, contingent or inchoate, accrued or unaccrued, liquidated or unliquidated, and due or to become due, including, but not limited to liabilities with respect to tax, labor, environmental, import/export, licenses or permits, product, contractual, corporate or civil matters. Expressly excluded from this definition are those contingent liabilities consisting solely in severance payments accrued, but not yet due, in favor of Newco’s Employees as of the Closing Date.

"Litigation and Claims List" means those Proceedings and claims, pending or Threatened against the Company or Newco, set forth in Schedule 3.17.

“Material Adverse Effect” - something would be considered to have a "material adverse effect" on an the Company or Newco if it (i) materially adversely affects the financial or other condition or result of operations, assets, Liabilities, equity, business or prospects of the Company or Newco, (ii) materially impedes the ongoing operations of the Company or Newco, or (iii) significantly adversely affects a material asset of the Company or Newco.

"Newco" means the Chilean sociedad de responsabilidad limitada incorporated pursuant to the Spin-off, under the name of Recubrimientos Industriales SL Limitada.

"Newco’s Contract List" means the list set forth in Schedule 3.13(b), including all Contracts contributed or transferred to Newco upon its incorporation.

"Newco’s Employees" are defined in Section 5.2(d).

"Newco’s Equity Interests" means the totality of the equity interests of Newco.

Execution Version - December 28, 2005

"Newco’s Initial Balance Sheet" is defined in Section 3.5(b).

"Notification" means written notice in connection with an Event Subject to Indemnification, as set forth in Section 10.3.

"Obsolete" means, with respect to materials, any material that is not being incorporated into a finished product actively promoted and sold; and with respect to products, any product that is not actively promoted and sold.

"Operating Assets" means all right, title and interest in and to all of the assets, both tangible and intangible, currently used by the Company in its business and operations, including, but not limited to (a) all the Intellectual Property listed on Schedule 3.9; (b) all the Real Property listed on Schedule 3.10(a)(ii) and Schedule 3.10(b); (c) all tangible personal property listed on Schedule 3.11; (d) all Contracts listed on Newco’s Contract List; (e) all Governmental Authorizations listed on Schedule 3.19(a); and (f) all customers information, data and lists in possession of the Company. Expressly excluded from this definition are the Excluded Assets.

“Order” means any order, injunction, judgment, judicial decree, ruling, assessment or arbitration award of any Governmental Body or arbitrator, and any Contract with any Governmental Body relating to compliance with Legal Requirements.

“Ordinary Course of Business” refers to actions taken in the Company’s normal operation, consistent with its past practice and practices of other Persons in its same line of business and having no material adverse effect on the financial or other condition, results of operations, assets, Liabilities, equity, business or prospects of the Company.

"Person" means an individual, corporation, partnership, or any other entity.

“Proceeding” means any action, arbitration, audit, examination, investigation, hearing, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

"Real Property" means all real or immovable property interests of the Company, including all parcels and tracts of land which the Company owns, leases or utilizes under any title, all real or immovable property operated by the Company, and all Improvements thereon.

“Representative”, with respect to a particular Person, means any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors;

"Sellers" means Inversiones Bellavista Uno S.A. and Inversiones Bellavista Tres S.A.

"Senior Officers" are defined in Section 11.5(a).

Execution Version - December 28, 2005

"Spin-off" means the reorganization and spin-off of Recubrimientos e Impermeabilizaciones SL Limitada pursuant to which Newco was incorporated, and pursuant to which all Operating Assets were contributed and transferred to Newco, and all remaining assets, all Liabilities and Indebtedness of the Company remained in the Company.

"Taxes" means any federal, state or municipal taxes, which includes income tax, social security tax, excise tax, value-added tax, gross sales tax, import tax, export tax, financial operations tax, service tax, welfare contributions and real estate taxes, and respective interest, penalty or addition thereto.

"Tax Return" means any return, declaration, report, claim for refund, tax books, invoices or information return or statement relating to Taxes, including any schedule or attachment or amendment thereto, filed or required to be filed with any tax authority.

“Threatened” - a matter would be considered to have been "threatened" if any demand, statement or notice has been made (whether orally or in writing) or any notice has been given (whether orally or in writing), or any other event has occurred or any other circumstances exist that would lead a prudent person to conclude that such matter is likely to be asserted, commenced, taken or otherwise pursued in the future.

"Up-front Purchase Price" is defined in Section 2.3(d)(i).

2.  PURCHASE AND SALE OF SHARES; CLOSING

2.1  Purchase and Sale.

On the terms and subject to the conditions set forth in this Agreement, Sellers hereby sells, and Buyer hereby Purchases Newco’s Equity Interests. At the Closing, Sellers will assign and transfer Newco’s Equity Interests to Buyer and Buyer will acquire, Newco’s Equity Interests from Sellers.

2.2  Base Purchase Price.

The base purchase price for Newco’s Equity Interests and consideration for Sellers obligation to execute or to cause that the Ancillary Agreements be executed, and for the non-hire covenants given by the Sellers under in Section 2.8 shall be the amount of US$ 15,500,000 (fifteen million five hundred thousand U.S. Dollars), (the "Base Purchase Price").

2.3  Definitive Purchase Price .

(a) Buyer and Sellers agree that the definitive purchase price (the “Definitive Purchase Price”) shall be the result of the amount equal to the Base Purchase Price plus any Cash owned by Newco, less the following amounts: (i) an amount to be agreed in good faith between the Parties, for the event there exist Contracts or open orders for products sold at prices below market conditions, provided that said Contracts or open orders have been executed after the date of this Agreement without the prior written approval from Buyer. For this purposes it shall be understood that a Contract or open order has been executed below market conditions if the gross raw material spread margin generated by such contract or open order is less than the actual aggregate gross raw material spread margin realized by the Company during the first nine months of the year 2005. Gross raw material spread margin being the difference between the ex-work selling prices minus the resin cost; (ii) the amount equivalent to the amount of deferred custom duties owed by Company (and to be owed by Newco) in connection with the import of certain assets to be transferred to Newco pursuant to the Spin-Off; and (iii) the aggregate amount equivalent to any and all Liabilities and Indebtedness of Newco as of the Closing Date, except those contingent liabilities consisting solely in severance payments accrued, but not yet due, in favour of Newco’s Employees as of the Closing Date.

Execution Version - December 28, 2005

(b) Sellers hereby represents Buyer that as of the Closing Date, Newco will have no Indebtedness and no Liabilities, including without limitation, no Liabilities for any of the items referred under Section 8.1(a), subsections (i), (ii) and (iii) above, with the sole exception of the following Liabilities: (i) Acrrued vacations of Newco’s Employees in the amount of US$62,087.31; and (ii) Contingent liabilities consisting solely in severance payments accrued, but not yet due, in favour of Newco’s Employees, being the latter not subject to adjustment to the Base Purchase Price, but to the arrangement agreed under Section 7.2 of this Agreement.

(c) Based on the representation referred on letter (b) above, the Parties agree that the Definitive Purchase Price is the amount of US$15,437,912.69 (fifteen million four hundred and thirty seven thousand nine hundred and twelfe U.S. Dollars and sixty nine cents)

(d) Buyer shall pay the Definitive Purchase Price to Sellers as follows:

(i)	An amount equivalent to the Definitive Purchase Price less US$ 4,500,000.- (the “Up-front Purchase Price”) shall be payable at the Closing Date; and

(ii)
the balance, equivalent to US$ 4,500,000.- (the “Deferred Purchase Price”) together with accrued interest shall be due and payable in five equal consecutive annual installments commencing on January 2, 2007 until paid in full. Buyer shall pay interest on the unpaid amount of the Deferred Purchase Price from the Closing Date until paid at an annual interest rate of 5% for the first two years, and for the remaining period until the Deferred Purchase Price is fully paid, at an annual rate equal to the rate of interest that under current practice is listed as the prevailing three month London Interbank Offered Rate (LIBOR) as published by the Central Bank of Chile on the Closing Date and on each subsequent date an installment is due, plus 2,75% per year.

2.4  Closing.

(a) Subject to satisfaction of the conditions precedent in Sections 8.1 and 8.2, the Closing of this Agreement shall take place on December 29, 2005 or on such other date agreed in writing by the Parties (the "Closing Date") at the offices of Baker & McKenzie at Nueva Tajamar, 481, Torre Norte, piso 21, Las Condes, Santiago, or at such other place agreed in writing by the Parties.

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(b) At the Closing, Sellers shall deliver to Buyer, in form and substance satisfactory to Buyer:

(i)
certificate signed by duly authorized representatives of Sellers stating that all the representations and warranties of Sellers contained in Article 3 herein are true and correct in all respects as of the Closing Date, and that the conditions precedents referred to in Section 8.1 have been complied on or before the Closing Date;

(ii)
copy of the relevant empowerment documents of Sellers as necessary to authorize the execution of this Agreement, any other documents delivered in connection herewith and the consummation of the Contemplated Transactions;

(iii)
authorized copies of the public deeds, registries, balance sheets and publications on the Official Gazzete proving that Newco has been duly incorporated and that the Company’s Operating Assets have been duly contributed and assigned to Newco;

(iv)
authorized copies of all employment agreements of Newco’s Employees duly executed by Newco and each Newco Employee in terms and conditions identical to the terms and conditions of the employment agreements currently in effect among said employees and the Company;

(v)
written evidence proving that any legal or voluntary/contractual bonuses accrued as of the Closing Date, based on past practices of the Company, have been paid to all employees, either by the Company or by Newco, or that Newco has in its bank accounts sufficient Cash to pay all such accrued bonuses;

(vi)
written evidence proving that Newco has paid any and all sale commissions due or accrued on or before the Closing Date, and a certificate signed by duly authorized representatives of Sellers stating that Newco has no obligation to pay any sales commissions to any Employee or third party, and that no such obligation would be triggered against Newco for sales services provided by Employees or third parties on or before the Closing Date;

(vii)
a written legal opinion from Chilean counsel to Sellers regarding the corporate status of Newco and the Company, and with regard to the legal and valid contribution of the Operating Assets to Newco; and

(viii)	written evidence proving termination of all those Company’s employees which will not be Newco’s Employees, ratified on behalf of public notary.

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(c)	At the Closing, Buyer shall deliver to Sellers:

(i)	the Up-Front Purchase Price, in accordance with Section 2.5; and

(ii)	copy of the relevant empowerment documents of Sellers as necessary to authorize the execution of this agreement and the consummation of the transactions contemplated hereby.

(iii)	authorized copies of the public deeds, registries, balance sheets and publications on the Official Gazzete proving that Buyer has been duly incorporated.

(d) At the Closing Sellers and Buyer shall execute or cause to be executed by the relevant parties the following agreements: (i) Public Deed of Cesión de Derechos Sociales y Disolución de Sociedad to be executed between Sellers and Buyer in the terms of Exhibit A; (ii) Non-Compete Agreement to be executed in the terms of Exhibit B, among Buyer, the Company, Sellers, Mr. Víctor Petermann Fernández, his immediate family and any entity owned directly or indirectly by any of the above mentioned entities or individuals in more than 10%; (iii) Right of First Refusal Agreement (the “RFR 1”) to be executed in the terms of Exhibit C between Buyer and Membrantec S.A.; (iv) Right of First Refusal Agreement (the “RFR 2”) to be executed in the terms of Exhibit D between Buyer and the Company ; (v) the agreement to be executed in the terms of Exhibit E between Buyer and the Company pursuant to Section 5.8 of this Agreement; (vi) Pledge over 30% of the shares of Buyer to be executed in the terms of Exhibit F between GSE International, Inc. and Sellers; and (vii) Comfort letter to be delivered by GSE International, Inc. in the terms of Exhibit G (the “Ancillary Agreements”).

2.5  Method of Payment.

Payment of the Definitive Purchase Priceshall be made in US Dollars pursuant to the terms and conditions stated in Section 2.3 above either by bank draft or by wire transfer of immediately available funds to Sellers to their respective bank accounts, at Buyer's option, in accordance with the allocation in Section 2.6.

2.6  Allocation of Purchase Price.

The Definitive Purchase Price shall be allocated among the Sellers as follows: (a) 2% for Inversiones Bellavista Uno S.A.; and (b) 98% for Inversiones Bellavista Tres S.A.

2.7  Exchange Rate.

The effective exchange rate to convert any adjustment to the Purchase Price expressed in Chilean pesos into US Dollars, shall be the Dolar Observado exchange rate as published by the Central Bank of Chile in effect on the date the payment of the Up-Front Purchase Price are to be made pursuant to this Agreement.

2.8  Additional Covenant.

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To further induce Buyer to purchase the Shares, each Seller hereby covenants, effective as of the Closing Date and for a period of five years thereafter, that it will not, directly or indirectly, solicit or cause to be solicited, or hire, contract or employ or cause to be hired, contracted or employed, any of Newco’s Employees, unless agreed in advance in writing by the Parties.

3.  REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers and the Guarantor hereby jointly and severally make the following representations and warranties to Buyer, which are essential to the latter, which shall be considered as made on the date hereof and on the Closing Date.

3.1  Corporate Status.

(a) The Company is duly organized and validly existing under the laws of Chile, and has the corporate power to own its assets and carry on its business as now being conducted. Except as set out in Schedule 3.1(ai), none of the Sellers or their Affiliates has been involved in any business arrangement or relationship with the Company within the past twelve months, and none of the Sellers or their Affiliates owns any asset, tangible or intangible, which is used in the business and operations of the Company. There are no shareholders' agreements to which Sellers and/or the Company may be bound. A true and correct copy of the current By-laws of the Company is attached as Schedule 3.1(aii).

(b) Newco is duly organized and validly existing under the laws of Chile, and has the corporate power to own its assets and carry on the business and operations as previously conducted by the Company. None of the Sellers or their Affiliates (with the exception of the Company) has been involved in any business arrangement or relationship with Newco within the past twelve months, and none of the Sellers or their Affiliates owns any asset, tangible or intangible, which were used in the business and operations of the Company, and pursuant to the Spin-off, are in possession and are used in the business and operations of Newco. There are no shareholders' or partner’s agreements to which Sellers and/or Newco may be bound.

3.2  Capitalization and Ownership.

(a) The total issued and outstanding capital of the Company is CLP 181,903,817 (one hundred eighty one million, nine hundred and three thousand, eight hundred seventeen pesos). All of the outstanding equity interests of the Company have been both duly authorized and validly issued in accordance with all Legal Requirements and are fully paid. All of the equity interest are legally and validly held and owned by Sellers. There are no outstanding or authorized options, warrants, purchase rights, conversion rights, exchange rights, or other Contracts or commitments that could require the Company or any Seller to issue, sell, transfer, or otherwise dispose of any of its or their equity interests in the Company.

(b)  The total issued and outstanding capital of Newco is CLP 353,006,183 (three hundred and fifty three million, six thousand and one hundred eighty three pesos). All of the outstanding equity interests of Newco have been both duly authorized and validly issued in accordance with all Legal Requirements and are fully paid. All of the equity interest are legally and validly held and owned by each Seller free and clear of any and all Encumbrances. There are no outstanding or authorized options, warrants, purchase rights, conversion rights, exchange rights, or other Contracts or commitments that could require the Company or any Seller to issue, sell, transfer, or otherwise dispose of any of its or their equity interests in Newco.

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3.3  Corporate Authority.

Each Seller and the Guarantor has the legal right, power, capacity and authority to enter into and deliver this Agreement and each Ancillary Agreement to which he is a party and to carry out the Contemplated Transactions. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action of Sellers and the Guarantor. This Agreement constitutes the legal, valid and binding obligation of each of the Sellers and the Guarantor, enforceable against the Sellers and the Guarantor in accordance with its terms.

3.4  Restrictions.

(a) Except as set out in Schedule 3.4(a), neither the execution of this Agreement nor the consummation of the transactions contemplated hereby shall Contravene any provision of the By-laws or other Governing Document of the Company or Newco, nor any Order, Contract or Governmental Authorization to which the Company or Newco is subject or a party. There is no lawsuit, proceeding or investigation pending or Threatened against Sellers, the Company or Newco which might prevent the consummation of any of the Contemplated Transactions.

(b) Sellers, the Company and Newco are not and will not be required to give any notice to any Person or obtain any Consent or Governmental Authorization in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions, with the sole exception of the authorization and release of security interests over certain Operating Assets to be obtained from Corpbanca on or before the Closing Date.

3.5  Financial Statements.

(a) Attached hereto as Schedule 3.5(a) are the audited financial statements of the Company for the last three years, an unaudited interim financial statement of the Company for the period January 1 through October 31, 2005, including the balance sheets and related statements of income and expense for the periods then ended (hereinafter referred to as "Financial Statements"). The Financial Statements have been prepared in accordance with applicable Chilean corporate law and with GAAP, applied on a consistent basis throughout the periods covered by these Financial Statements, and present fairly the financial position of the Company and Newco as of the balance sheet dates, and the results of its operations for the periods then ended, are correct and complete and are consistent with the books and records of the Company and Newco. The above representation on Financial Statements does not imply a guarantee on future financial performance of the Company or Newco. Attached hereto as Schedule 3.5(a) is a copy of the Base Balance Sheet. Except as set out in Schedule 3.5(a), the Base Balance Sheet has been prepared from the books and records of the Company and presents fairly the financial position of the Company as at the date of the Base Balance Sheet, in accordance with applicable Chilean corporate law and with GAAP, consistent with past practices (with exceptions required by applicable Legal Requirements).

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(b) Sellers have delivered Buyer an unaudited initial balance sheet of Newco as of the date of its incorporation (“Newco’s Initial Balance Sheet”), which is attached as Schedule 3.5(b) to this Agreement. Sellers and Guarantor represent and warrant that Newco’s Initial Balance Sheet presents the exact financial position of Newco as of the date of its incorporation, and that it has been prepared in accordance with applicable Chilean corporate law and with GAAP, consistent with past practices of the Company (with exceptions required by applicable Legal Requirements).

3.6  Intentionally Left Blank.

3.7  Absence of Undisclosed Liabilities.

(a) Except as set out in Schedule 3.7(a), as of the date of the Base Balance Sheet and as of the date of the Spin Off, the Company did not and do not have any Liabilities except for Liabilities reflected in the Base Balance Sheet and except for such Liabilities arising in the Ordinary Course of Business subsequent to the date of the Base Balance Sheet (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, negligence, infringement or violation of Legal Requirements).

(b) As of the date hereof and as of the Closing Date, Newco shall have no Liablities and no Indebtedness, with the sole exception of those referred in Section 2.3 (b) of this Agreement.

3.8  Actions Since date of Base Balance Sheet.

Except as set out in Schedule 3.8, since the date of the Base Balance Sheet and until the date of the Spin Off, in the case of the Company, or until the Closing Date in the case of Newco, the business of the Company or Newco as applicable, has been or will be conducted only in the Ordinary Course of Business and neither the Company nor Newco have or will have:

(a) made any general wage or salary increase or any increase in compensation payable or to become payable to any management employees, or entered into any employment contract with any officer or key salaried employee other than consumer price index adjustments;

(b) sold, assigned or granted rights under any patent, trade name, trademark or copyright, or any application therefore, or any trade secrets or designs for any products currently manufactured or services provided by the Company except in each case in the Ordinary Course of Business;

(c) become involved or Threatened with any labor dispute which has had or could have an adverse effect on the Company or Newco or their respective financial condition;

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(d) suffered any material Adverse Consequence;

(e) suffered any damage or destruction, whether or not covered by insurance, having an adverse effect on the Company, Newco or their respective assets;

(f) materially changed the terms and conditions applicable to the sale of its products;

(g) suffered any adverse change in its financial condition, business, operations or prospects; or

(h) experienced any other event or condition of any character which has, or with the lapse of time or occurrence of such event or condition would have, an adverse affect on the financial condition, business, assets or operations of the Company or Newco;

nor have the Company or Newco committed to engage in any of the foregoing actions.

3.9  Intellectual Property.

Schedule 3.9 hereto contains a complete and correct list of (a) each patent, design, copyright, trademark, trade name and domain name owned by the Company as well as all registrations thereof (including expiration dates) and pending applications therefore, and (b) each license or other agreement relating thereto or relating to any other proprietary information of the Company. On or before the Closing Date, Newco will have within its possession and control, and will own the entire title and interest in and to all Intellectual Property which will be transferred to Newco pursuant to the Spin-off (provided that registrations for publicity purposes may be pending), and such Intellectual Property includes all the proprietary information currently used by the Company in its business and operations and necessary to conduct its business and operations as currently conducted. Neither the Company nor Newco is a party to any agreement by which it has granted a license, or by which it grants a license to any Intellectual Property owned by it, or by which it agrees to maintain the secrecy or confidentiality of any proprietary property, except as set forth in Schedule 3.9. None of the Intellectual Property is subject to any pending or Threatened challenge, nor has the Company or Newco received any notice nor do the Sellers otherwise know that the foregoing are invalid or that the Intellectual Property or any products or services made, sold or used by the Company or Newco conflict with or infringe upon the asserted rights of others except as set forth in the Litigation and Claims List (Schedule 3.19). Neither the Company nor the Sellers have any knowledge that any third party is infringing any of its Intellectual Property rights. The Company and Newco are not liable for, and have not given indemnification for, proprietary rights infringement as to any equipment, materials or supplies manufactured, used or sold by them.

3.10  Real Property and Leases.

Schedule 3.10(a)(i) contains a list of all Real Property owned, leased or utilized by the Company in the conduct of its business and Schedule 3.10(a)(ii) contains a list of the Real Property to be owned, leased or utilized by Newco. Copies of all notarial and other deeds, leases and other title documentation are attached to such Schedule 3.10(a)(ii) and such copies are correct and complete as of the date hereof. With regard to the piece of land described on Schedule 3.10(b), Newco shall have the exclusive right to use such piece of land without being required to make any payment, until the date such piece of land be transferred to Newco in accordance with Article 7 of this Agreement. Except as set out in Schedule 3.10(a) (ii) and Schedule 3.10(b):

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(a)  as of the Closing Date, Newco will have, all easements and rights of ingress and egress necessary for utilities and services and for all operations conducted on the Real Property;

(b)  the Real Property is not subject to any rights of way, building use restrictions, or limitations of any nature, and zoning laws, urbanization laws, and other public land use restrictions that impair the present use of the Real Property; and

(c)  all buildings, plants, and structures lie wholly within the boundaries of the Real Property and/or in the piece of land described in Schedule 3.10(b) and do not encroach upon the property of, or otherwise conflict with the property rights of, any other person.

(d)  all buildings and constructions owned, leased or utilized and referred in those Schedules, comply with Legal Requirements, and all such buildings and constructions shall be owned by Newco and will still comply with all Legal Requirements.

3.11  Personal Property.

The Company owns, leases and/or is legally entitled to use all motor vehicles, machinery, equipment and other tangible assets necessary for the conduct of the Company’s operations and business as presently conducted. As of the Closing Date, Newco shall be the legal and beneficial owner (and not a mere lessee) of all such tangible personal property (provided that registrations for publicity purposes may be pending). All of such buildings, machinery, motor vehicles, equipment and other tangible assets are used and in good working condition (except for those assets currently subject to minor repair in the normal course of maintenance), and all have been maintained by the Company in accordance with sound and prudent maintenance practices. Schedule 3.11(a) contains a description of such tangible assets, as well as a distinction between those assets owned, those leased and those in any other way used by the Company in the conduct of its operations and business, being the latter to be acquired by the Company and transferred to Newco before the Closing Date. Schedule 3.11(b) contains a description of all such tangible assets being purchased by the Company, but which have not been delivered to the Company as of the date of this Agreement. All such tangible assets shall be owned by Newco.

3.12  Title to Property.

At Closing Date Newco will have good and marketable title to, and, with the sole exception of the piece of land referred to in Schedule 3.10(b), will own, all the Operating Assets which the Company uses in the conduct of its operations and businesses, located on its premises or shown on the Newco’s Initial Balance Sheet or acquired after the date thereof, subject to no Encumbrances of any kind.

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3.13  Contracts and Commitments.

Schedule 3.13(a) consists of a listing of all oral and written Contracts exceeding the equivalent of US$5,000, which are necessary for the conduct of the Company’s operations and business as presently conducted, to which the Company is a party (the "Company’s Contract List"). Schedule 3.13(b) consists of a listing of all those Contracts from the Contract list that shall be contributed or transferred to Newco upon its incorporation (“Newco’s Contract List”). Except for those set forth in the Company’s Contract List, the Company is not a party to or bound by any written or oral:

(a) employment, employment termination or severance, consulting, services, employer's organization or non-competition Contract;

(b) bonus, deferred compensation, profit sharing, pension, retirement, stock option, stock purchase or ownership, hospitalization, insurance or other plan or arrangement providing employee benefits;

(c) collective bargaining agreement or other labor Contract;

(d) lease, license or occupancy agreement with respect to any real or personal property, whether as grantor, grantee or otherwise;

(e) dealership, manufacturer's representative, distributor, franchise, license, or agency agreement;

(f) Contract for capital expenditures;

(g) Contract for the sale of any product at a price lower than its general pricing level for such product or service in effect on the date of such contract or any rebate agreement;

(h) partnership or joint venture agreement;

(i) mortgages, pledges, charges, conditional sales contracts, security agreements, factoring agreements or other similar agreements with respect to any assets of the Company;

(j) Contract pursuant to which the conduct of the Company, or the use or exploitation of its assets, in any manner, is restricted in any way;

(k) agreement which may be terminated by a party thereto as a result of the Contemplated Transactions; or

(l) license, including without limitation, licenses related to any of the Intellectual Property.

With respect to each Contract in Newco’s Contract List:

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(i)	it is legal, valid, binding, enforceable and in full force and effect;

(ii)
it will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the consummation of the Contemplated Transactions and the Contemplated Transactions will not Contravene such Contract;

(iii)	no party has Contravened, and no event has occurred which with notice or lapse of time would Contravene the Contract;

(iv)
upon its incorporation, Newco shall become a party to such Contract, and shall be the legal successor of any and all rights and obligations of the Company under such Contract. Buyer acknowledges and agrees that some of the Orders and Contracts may not be assignable without the consent of the customers or providers thereof, and that in these cases a common strategy, bearing in mind normal Business practices, shall be developed between the Parties in order to cope with the customers and/or providers and keep healthy client-customer relationships. Nothing herein shall be interpreted as an obligation of the Parties to assume a joint and severall liability among them in favour of any provider.

(v)	all payments, Liabilities or amounts due or accrued under such Contract on or before the Closing Date, shall have been paid by the Company or Newco before the Closing Date; and,

(vi)	to the Knowledge of Sellers, no party has repudiated any provision of any such Contract.

3.14  Powers of Attorney.

Sellers have delivered Buyer a list, attached hereto as Schedule 3.14 to this Agreement, which includes the name of each Person holding a proxy, general or special power of attorney, or other similar instrument from Newco, as well as copies of all such proxies, powers of attorney and other documents.

3.15  Insurance

Schedule 3.15 sets forth a list of all insurance policies entered into by the Company. All such insurance policies are in force, in conformity with law, and enforceable. The coverage of such policies is normal and prudent in light of the activities carried out by the Company, and it is not in default of any of its obligations under the terms of such policies (including the payment of all premiums due) and has served proper and accurate notice of all events or information required in connection with such policies in a timely manner. Since its incorporation, Newco became the insured and beneficiary under such insurance policies, which shall remain in full force and effect until the Closing Date. All obligations under the terms of such policies (including the payment of all premiums) due or accrued on or before the Closing Date, shall have been paid by the Company or Newco before the Closing Date.

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3.16  Indebtedness; Bank Accounts.

(a) As of the Closing Date, Newco shall be free of any and all Indebtedness.

(b) Newco does not maintain bank accounts, safety deposit boxes or deposit agreements with financial institutions.

3.17  Legal Proceedings.

There are no judgments, decrees, claims, or Legal Proceedings pending or Threatened against the Company, involving the Operating Assets, except as listed in Schedule 3.17 (hereinafter referred to as the "Litigation and Claims List"). As of the Closing Date, there shall be no judgments, decrees, claims, or Legal Proceedings pending or Threatened against Newco or involving any of its property or the assets or any products or services made, used or sold by it.

3.18  Pending Bids, Customers Backlog and Sales Volume.

(a) Schedule 3.18(a) contains a list of all pending bids of the Company, specifying the customer, product, product warranties, quantities, pricing and delivery dates.

(b) Schedule 3.18(b) contains a list of the backlog or pending orders, specifying the customer, products, product warranties, quantities, pricing and delivery dates.

3.19  Governmental Authorizations.

(a) All of the Company's Governmental Authorizations are listed on Schedule 3.19(a) and are in full force and effect and good standing, and no notices have been received or Threatened relating to termination or cancellation or withdrawal of any of such Governmental Authorizations. The Company is not in violation of the terms and conditions of any such Governmental Authorizations. To the knowledge of Sellers no Governmental Authorizations are required for the conduct of any aspect the Company's business other than those listed in Schedule 3.19(a).
(b)  As of the Closing Date, Newco shall be the legal holder and beneficiary of all the Company's Governmental Authorizations, which as of the Closing Date, will be in full force and effect and good standing, and no notices shall have been received or Threatened relating to termination or cancellation or withdrawal of any of such Governmental Authorizations. Newco will not be in violation of the terms and conditions of any such Governmental Authorizations.

3.20  Hazardous Materials.

Schedule 3.20 hereto contains (a) a description of all Hazardous Materials which is or have been, used or generated by the Company, (b) a description of past and present waste and Hazardous Material disposal practices of the Company, including the names and addresses of owners or operators of each location to which such waste and Hazardous Materials were sent for treatment, storage or disposal, (c) copies of the results of any environmental or safety inspections of the Company's facilities within the last five years, (d) copies of all former or pending safety or environmental citations or citations by other authorities received by the Company, (e) copies of all forms filed by the Company which contain safety records and procedures at its facilities, (f) a list and description of the location of all underground tanks, sumps or pits on or beneath the Real Property, and (g) copies of any analysis of air, water or other discharge at or from the Company's facilities for the last five years and (h) a list of all environmental permits necessary for the conduct of the business of the Company. The Real Property listed on the Real Property List is free from all contamination by Hazardous Materials and there have been no releases, discharges or emissions of any Hazardous Materials at, into, onto, under or from such Real Property, and no Hazardous Materials have at any time been disposed of in any amount on, at or under such Real Property.

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3.21  Environmental Matters.

The Company is, and at all times has been, in compliance with all Legal Requirements relating to environmental matters. There is no environmental contamination caused by the Company or emanating from the Real Property including soil or groundwater contamination, air or water contamination or any air emission or water discharge above applicable standards. To the knowledge of Sellers the Company has never been engaged in any inappropriate management, storage, transportation or final disposal of waste or by-products, whether hazardous or non-hazardous. To the knowledge of Sellers there are no (a) proceedings or governmental investigations pending or Threatened concerning or against the Company arising from or relating to environmental matters, (b) pending or Threatened citations, summons, directives, orders or notices of a Threatened or actual violation of any Legal Requirement concerning or against the Company relating to environmental matters, or (c) Encumbrances arising from or related to environmental matters, or any governmental actions resulting in the imposition of any such Encumbrance on any of the Real Property related to such environmental matters. No conditions or circumstances exist and no acts or omissions have occurred on the Real Property or affecting any of the Real Property which could be reasonably expected to result in any investigation, claim, lawsuit, arbitration or regulatory suit or action alleging harm, injury or non-compliance with any environmental law or regulation, or requiring remediation or clean-up by the Company or Newco of any environmental conditions.

3.22  Workers' Injuries.

Schedule 3.22 describes (a) all closed, pending or to the knowledge of Sellers, Threatened claims of Newco’s Employees for compensation for any injury, disability or illness arising out of their employment by the Company and (b) all accidents in which any Newco Employee was injured during working hours.

3.23  Trade Union Activity.

To the knowledge of the Sellers there has not been, nor is there currently pending or Threatened, any activity by Newco’s Employees or by any trade union relating to the representation of such employees by any trade union, nor has there been any strike, work stoppage or labor troubles involving any Newco Employee.

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3.24  Employees; Employee Benefits.

(a) The Company is, and as of the Closing Date Newco will be, in compliance with all labor agreements and other Legal Requirements with respect to employment or employment practices, terms and conditions of employment, wages, hours and occupational health and safety, regarding Newco’s Employees. To the Knowledge of the Sellers, there are no, and as of the Closing Date there will not be (i) proceedings or governmental investigations pending or Threatened concerning or against the Company or Newco arising from or relating to any such matters, (ii) pending or Threatened citations, summons, directives, orders or notices of a Threatened or actual violation of any Legal Requirement concerning or against the Company or Newco relating to any such matters. There is no labor strike, individual or collective labor dispute (other than routine individual grievances), or general slowdown or stoppage pending or Threatened against the Company or Newco, including with respect to any matter relating to workers profits sharing benefits; and no grievance or any arbitration proceeding arising out of or under collective bargaining agreements is pending or Threatened against the Company or Newco.

(b) Schedule 3.24(b) contains (i) the name, job title, current monthly gross rate of pay, bonuses and date and amount of last salary increase of each of the current employees of the Company to be transferred to Newco. (ii) all presently outstanding loans and advances (other than routine travel advances) made by the Company or Newco to any employee and the current status thereof. All employee benefits, in cash or in kind, provided to employees of the Company and that will become employees of Newco, are also listed in said Schedule 3.24(b), including without limitation all pension and retirement benefits beyond mandatory Legal Requirements. The Company is, and as of the Closing Date Newco will be in full compliance with all Legal Requirements with respect to its employees, including, salaries, wages, bonuses, dividends, profit distribution, pay increases, payment of sales commissions, and the corresponding payment of any labor charges and social security and other payments under Legal Requirements. As of the Closing Date, Newco shall have no labour related Liabilities caused before Closing Date, including without limitation, Liabilities for accrued bonuses, vacations and/or sales commissions, all of which shall have been paid before the Closing Date.

(c) Schedule 3.24(c) contains a list of all written and oral consulting, distribution, sales agency, alliance or other service or outsourced contractor. The Company or Newco is not now, and neither the Company nor Newco will in the future be, subject to a determination under Legal Requirements to the effect that any individuals directly or indirectly performing services to the Company or Newco, are entitled to benefits granted to employees under Legal Requirements or should otherwise be treated as employees for tax purposes or otherwise. As of the Closing Date, Newco shall have no accrued Liabilities with regard to said written and oral consulting, distribution, sales agency, alliance or other service or outsourced contractors, all of which shall have been paid before the Closing Date.

3.25  Taxes.

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(a) The Company and Newco have duly and timely paid all applicable Taxes and have timely filed with the appropriate Governmental Body all applicable Tax returns. The Company and Newco have made such payments and prepared such Tax returns correctly and in accordance with all Legal Requirements. Except as disclosed in Schedule 3.25 under "Tax Claims", the Company and Newco (i) have not challenged the payment and/or amount of any Taxes either in Court or in administrative level; (ii) has not received any injunction allowing it not to pay and/or reduce the amount of Taxes; (iii) has not executed settlement agreements with tax authorities for the payment of late Taxes; (iv) has not received notice of or is a party in any lawsuit or administrative proceeding for collection of Taxes; (v) has not been involved in any corporate, commercial or other arrangement for the purpose of evading Taxes; and (vi) has not taken advantage of any amnesty regarding Taxes in the previous six years.

(b) As of the Closing Date, Newco shall be free of any and all Tax Liabilities, due or to become due at the end of the fiscal year.

3.26  Product Liability.

(a) Except as disclosed in Schedule 3.26, to the knowledge of the Sellers there are no pending or Threatened Legal Proceedings with respect to, or any Liabilities of the Company for, any products sold or distributed by the Company or for any injuries or damages resulting from any such products. The Company's products have been manufactured and sold in full compliance with all Legal Requirements, including consumer protection legislation and regulations.

(b) As of the Closing Date, there will not be pending or Threatened Legal Proceedings with respect to, or any Liabilities of Newco for, any products sold or distributed by the Company or Newco or for any injuries or damages resulting from any such products. Newco’s products shall have been manufactured and sold in full compliance with all Legal Requirements, including consumer protection legislation and regulations.

3.27  Customer Warranty Claims.

To the Knowledge of Sellers there are no defects in the design or manufacture of products sold by the Company or Newco before Closing which would (i) result in other than normal warranty claims, (ii) require the recall of such products, or (iii) provide customers with a basis to reject such products or revoke acceptance of such products. The Company shall remain liable for all products returned, customer warranty claims and breach of contract or related claims for products manufactured or sold by either the Company or Newco prior to the Closing Date. Schedule 3.27 contains a list of all Contracts for sales of products that are still subject to potential warranty claims by customers, specifying the name and address of each customer, the specifications and quantity of the product, its purchase price, and the date the product warranty expires.

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3.28  Sufficiency of the Assets.

The Operating Assets to be owned by Newco at the Closing Date and the Piece of Land to be owned by Newco not later than 6 months following the Closing Date (a) are, with the sole exception of the Excluded Assets, all those assets currently used in the operation of the business of the Company and (b) will be all of the assets needed by Newco to continue to operate such business after the date hereof as currently operated by the Company.

3.29  Legal Compliance.

(a) The Company is now and has been in all respects in compliance with all Legal Requirements (including those relating to antitrust and trade regulation, environmental protection, hazardous waste disposal, health and safely, labor, employment, capital market regulations and zoning and building codes). The Company has not received any complaint, citation or notice of violation from any Governmental Body and to the Knowledge of Sellers none is Threatened, alleging that it has violated any such Legal Requirement.

(b) As of the Closing Date Newco shall be and shall have been from the date of its incorporation, in compliance with all Legal Requirements (including those relating to antitrust and trade regulation, environmental protection, hazardous waste disposal, health and safely, labor, employment, capital market regulations and zoning and building codes). As of the Closing Date, Newco shall have not received any complaint, citation or notice of violation from any Governmental Body and none shall have been Threatened, alleging that it has violated any such Legal Requirement.

3.30  Accuracy of Statements.

None of the information contained in the representations, warranties or covenants of Sellers and the Guarantor in this Agreement or in the Ancillary Agreements contain any untrue statement of fact or omits to state a fact necessary to make the statements contained herein, in light of the circumstances under which they were made, not misleading. All documents provided to Buyer by Sellers and the Guarantor are true, complete and correct copies of the documents they purport to represent.

3.31  Brokers and Finders.

No broker, finder or other Person or entity acting in a similar capacity has participated on behalf of the Company or Sellers in bringing about the transaction herein contemplated, rendered any services with respect thereto or been in any way involved therewith. Any broker or finder fee that a third party might claim to have a right to will be paid only by Sellers or the Company and in no event by Newco or Buyer.

3.32  Certain Practices.

Neither Newco nor any of its officers, managers, employees, agents or representatives, has directly or indirectly, offered, paid or promised to pay, or authorized the payment of any money or other thing of value (including any fee, gift, sample, travel expense, or entertainment with a value in excess of US$50 in the aggregate to any one individual in any year) to any person who is an official, officer, agent, employee or representative of any Governmental Body or of any existing or prospective customer (whether government-owned or non-government-owned), or to any political party or official thereof, to any candidate for political or political party office, or to any other individual or entity while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any such official, officer, agent, employee, representative, political party, political party official, or candidate, (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of Newco, or (iv) in violation of any Legal Requirement.

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3.33  Books and Records/Accounting Controls.

As of the Closing Date, each transaction made by Newco shall be properly and accurately recorded on the books and records of Newco, and each document on which entries in Newco’s books or records will be based (such as purchase orders, customer or company invoices, travel or expense reports, service agreements, etc.) shall be complete and accurate in all respects. Newco shall maintain a system of internal accounting controls adequate to insure that Newco maintains no off-the-books accounts and that Newco’s assets are used only in accordance with such management’s directives.

3.34  US export control and trade sanction laws.

From the date of its incorporation Newco has at all times complied with the export control and trade sanction laws of the United States with respect to products, services and technology obtained from the United States, and with those of any other applicable jurisdictions.

4.  REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby makes the following representations and warranties to Sellers, which shall be considered as made on the date hereof, and on the Closing Date:

4.1  Corporate Status.

(a) Buyer is duly organized and validly existing under the laws of Chile, and has the corporate power to own its assets and carry on its business as now being conducted.

(b) GSE International, Inc. is duly organized and validly existing under the laws of the State of Delaware, and has the corporate power to own its assets and carry on its business as now being conducted.

4.2  Capitalization and Ownership.

(a) The total issued and outstanding capital of Buyer is US$1,000,000 (One million US Dollars). All of the outstanding equity interests of the Company have been both duly authorized and validly issued in accordance with all Legal Requirements and will be fully paid not later than on the Closing Date.

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(b)  The total issued and outstanding capital of GSE International, Inc. is US$185,823,000 (One hundred eighty five million eight hundred and twenty three thousand Dollars). All of the outstanding equity interests of GSE International, Inc. have been both duly authorized and validly issued in accordance with all Legal Requirements and are fully paid.

4.3  Authority.

Buyer has the legal right, power and authority to enter into this Agreement; the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the necessary corporate action of Buyer; and this Agreement constitutes the legal and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

4.4  Restrictions.

Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will Contravene any court order, consent decree, agreement or permit to which Buyer is subject or a party, or the By-laws of Buyer. There is no lawsuit, proceeding or investigation pending or Threatened against Buyer which might prevent the consummation of any of the transactions contemplated by this Agreement.

4.5  Government Approvals.

Buyer has made or obtained (as applicable) all actions, consents or approvals of, registrations or filings with, all Governmental Bodies required by Legal Requirements in connection with the performance by the Buyer of this Agreement or in connection with the Contemplated Transactions.

4.6  Brokers and Finders.

No broker, finder or other Person or entity acting in a similar capacity has participated on behalf of Buyer in bringing about the transaction herein contemplated. Any broker or finder fee that a third party might claim to have a right to in connection with the Contemplated Transactions will in no event be paid by Sellers.

5.  COVENANTS OF SELLERS PRIOR TO CLOSING DATE

5.1  Access and Investigation.

Between the date of this Agreement and the Closing Date, Sellers will, and will cause the Company and its Representatives to:

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(a) afford Buyer and its Representatives and prospective lenders and their Representatives (collectively, the "Buyer's Advisors") reasonable access to the Company's personnel, properties (including subsurface testing), Contracts, books and records, and other documents and data;

(b) furnish Buyer and the Buyer's Advisors with copies of all such Contracts, books and records, and other existing documents and data as Buyer may reasonably request, and

(c) furnish Buyer and Buyer's Advisors with such additional financial, operating, legal and other data and information as Buyer may reasonably request in connection with this Agreement.

5.2  Spin-off.

Before the Closing Date, Sellers shall cause the Spin-Off to be completely consummated. For this purposes it shall be understood that the Spin-Off has been consummated upon the fulfillment of each of the following actions or conditions:

(a) Execution of the public deed of reorganization and spin-off of the Company, contemplating the incorporation of Newco, Newco’s By-laws and the contribution of the Operating Assets to Newco.

(b) Registration at the Registry of Commerce and publication at the Official Gazzete of the excerpt of the public deed referred in subsection (a) above;

(c) With the sole exception of the Piece of Land referred in Section 7.1, registration in the name of Newco of all such Operating Assets which transfer is subject to registration requirements, at the corresponding registries, or compliance of all applicable notices which may be necessary to consummate the transfer of any Operating Asset to Newco; and,

(d) Sellers shall cause that: (i) all those current employees of the Company which be determined by Buyer before the public deed referred to in subsection (a) above is executed (“Newco’s Employees”) and their respective labour agreements, be assigned to Newco, or that new employment agreements be executed between Newco and Newco’s Employees, in terms and conditions to be identical to the current terms and conditions of their labour agreements with the Company; and, (ii) that all other employees remain employed by Company or otherwise, terminate their labour agreements with the Company, in both cases, with no labour related Liabilities for Newco.

5.3  Operation of the Business of the Company and Newco.

Between the date of this Agreement and the Closing Date, Sellers will, and will cause each the Company and Newco to:

(a) conduct their business only in the Ordinary Course of Business;

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(b) use their best efforts to preserve intact the current business organization of the Company, and of Newco; keep available the services of the current officers, employees, and agents of the Company which shall become officers, employees, and agents of Newco, and maintain the relations and goodwill with suppliers, customers, landlords, creditors, employees, agents, and others having business relationships with the Company or with Newco;

(c) confer with Buyer before executing any purchase commitment or any purchase agreement for the acquisition of raw material, including without limitation, any purchase pursuant to the purchase commitments listed in Schedule 3.6(b)(ii) of this Agreement, and not to execute such purchase commitments or agreements unless with the prior written approval from Buyer, provided that in the event Sellers deliver a written requirement for Buyer’s approval, and Buyer does not answer said written requirement within 3 Business Days from the date it was received by Buyer, Sellers shall have the right but not the obligation to execute the corresponding purchase commitment or purchase agreement;

(d) confer with Buyer before submitting any bid for the sale of products, and not to submit any bid unless with the prior written approval from Buyer, provided that in the event Sellers deliver a written requirement for Buyer’s approval, and Buyer does not answer said written requirement within 3 Business Days from the date it was received by Buyer, Sellers shall have the right but not the obligation to submit the corresponding bid;

(e) confer with Buyer concerning operational matters with respect to the Company, or upon its incorporation, with respect to Newco; and

(f) otherwise report periodically to Buyer concerning the status of the business, and operations of the Company or Newco upon its incorporation.

5.4  Negative Covenant.

Except as otherwise expressly permitted by this Agreement, between the date of this Agreement and the Closing Date, Sellers will not, and will cause Newco not to, without the prior consent of Buyer, take any affirmative action, or fail to take any action within their or its control, as a result of which any of the changes or events listed in Section 3.8 are likely to occur.

5.5  Required Approvals.

As promptly as practicable after the date of this Agreement, Sellers will, and will cause the Company and Newco to, make all filings, notices, and applications required by Legal Requirements to be made by them in order to consummate the Contemplated Transactions, including those specified in this Agreement. Between the date of this Agreement and the Closing Date, Sellers will, and will cause the Company and Newco to:

(a) cooperate with Buyer with respect to all filings, notices, and applications that Buyer elects to make or is required by Legal Requirements to make in connection with the Contemplated Transactions contemplated, and

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(b) cooperate with Buyer in obtaining all Governmental Authorizations for the Contemplated Transactions.

5.6  Notification.

Between the date of this Agreement and the Closing Date, Sellers will promptly notify Buyer in writing if Sellers, the Company or Newco become aware of any fact or condition that causes or constitutes a breach of any of Sellers' representations and warranties as of the date of this Agreement, or if Sellers, the Company or Newco becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representa-tion or warranty, had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. During the same period, Sellers will promptly notify Buyer of the occurrence of any breach of any covenant of Sellers in this Section 5.5 or of the occurrence of any event that may make the satisfaction of the conditions in Section 8 impossible or unlikely.

5.7  Newco free of Liabilities and Indebtedness.

Except as expressly provided in this Agreement, Sellers will cause Newco to be, as of the Closing Date free of any and all Indebtedness and Liabilities, whether due or to become due.

5.8  Agreement for the purchase and sale of Inventory.

Sellers and Buyer shall conduct jointly a physical count of the inventory as of the Closing Date, and shall cause the Company to execute with Buyer, on the Closing Date, an Agreement pursuant to which both parties shall be required, within 15 Business Days following the Closing Date, to sell and purchase, respectively, all such inventory owned by the Company that meet all published specifications and at the time be free from all defects in material and workmanship (including specifically, finished goods and the following resins: (a) High Density: (i) ChevronPhillips K306; (ii) ChevronPhillips TR400; (iii) Total 37120; (iv) Innovene G36-10-150; and (v) Daelim LH418S; (b) Low Density: (i) ChevronPhillips 7104; (ii) ChevronPhillips K203; and (iii) Borealis FB2230 (collectively the “Inventory”), but excluding scrap, resins and others from any other brands (the “Excluded Inventory”)) at a purchase price equal to book value of such Inventory, to be paid by Newco no later than 15 Business Days after the Closing Date (the “Inventory Purchase Agreement”). The Inventory Purchase Agreement shall contemplate the following terms and conditions: (a) A representation by Sellers and the Company stating that: (i) a list to be incorporated as Schedule to the agreement contains a complete and correct list of the Company's Inventory, including without limitation, finished goods and raw material, specifying category, quality certifications, quantities and unit book value; (ii) that the finished goods meets all published specifications and at the time be free from all defects in material and workmanship; and (iii) the Inventory value shown in the Company's books and records at the date of the Inventory Purchase Agreement accurately reflects the book value of the Inventory as of such date, and consist of usable items which, as to the quality and quantity, are saleable in the ordinary course of business, and represent all of the inventory on such date, with the sole exception of the Excluded Inventory; (b) A representation by Sellers and the Company stating that the Inventory is sufficient to enable Newco to comply with its obligations due or to become due up to two months after the Closing Date; (c) The obligation of Sellers, the Company, Newco and Buyer to conduct jointly a confirmatory physical review and audit of the Inventory (including finished goods and raw material) not later than 5 Business Days after the Closing Date, in order to enable Newco and Buyer to verify that the Inventory to be purchased meets all published specifications and at the time be free from all defects in material and workmanship and that the representations and warranties referred in letters (a) and (b) above are accurate and correct; and (d) The obligation of Sellers and the Company to deliver Buyer and Newco the original invoices issued by the resin suppliers so that Newco and Buyer be able to verify the quality of the raw material.

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5.9  Execution of Ancillary Agreements.

Sellers covenant as a promesa de hecho ajeno, that they shall cause the Company, Membrantec S.A., Mr. Víctor Petermann Fernández, his immediate family and any entity owned directly or indirectly by any of the above mentioned entities or individuals in more than 10% to execute not later than on the Closing Date, the Ancillary Agreements to which each of them is to be a party pursuant to this Agreement.

5.10  Bonuses, Vacations and Sales Commissions.

Sellers shall cause the Company or Newco to pay before the Closing Date, any and all bonuses (legal and contractual), accrued vacations (to the extent possible under applicable law) or sales commissions either due or accrued until Closing Date, to which any Newco Employee or third party may have right against Newco.

5.11  No Negotiation.

Until such time, if any, as this Agreement is terminated pursuant to Section 9, Sellers will not, and will cause the Company, Newco and each of their Representatives not to, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Buyer) relating to the transactions contemplated hereby, any transaction involving the sale of the business or assets (other than in the ordinary course of business) of the Company or Newco, or any of the equity interests of the Company or Newco, or any merger, consolida-tion, business combination, or similar transaction involving the Company or Newco.

5.12  Best Efforts.

Between the date of this Agreement and the Closing Date, each Seller will use its Best Efforts to cause the conditions in Sections 8.1 to be satisfied.

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6.  COVENANTS OF BUYER PRIOR TO CLOSING DATE

6.1  Approvals of Governmental Bodies.

As promptly as practicable after the date of this Agreement, Buyer will make all filings required by Legal Requirements to be made by it to consummate the transactions contemplated hereby. Between the date of this Agreement and the Closing Date, Buyer will:

(a)  reasonably cooperate with Sellers with respect to all filings that Sellers are required by Legal Requirements to make in connection with the Contemplated Transactions, and

(b)  reasonably cooperate with Sellers in obtaining all Governmental Authorizations required by Legal Requirements or this Agreement;

provided that this Agreement will not require Buyer to dispose of or make any change in any portion of its business or to incur any other burden, financial or otherwise, in connection with such filings, consents or authorizations.

6.2  Best Efforts.

Except as set forth in the proviso to Section 6.1, between the date of this Agreement and the Closing Date, Buyer will use its Best Efforts to cause the conditions in Sections 8.2 to be satisfied.

7.  COVENANTS OF SELLERS AND BUYER AFTER THE CLOSING DATE

7.1  Transfer of Piece of Land.

Sellers have caused its corresponding Affiliate having the ownership over the piece of land described on Schedule 3.10(b) of this Agreement, to execute a Purchase Agreement with Newco, which agreement was executed on December 23, 2005, and will ensure that the ownership in favour of Newco be registered not later than 6 months following the Closing Date. Newco has already paid the purchase price for said Piece of Land.

7.2  Severance Payments.

Sellers will, or will cause the Company to pay or reimburse Newco the proportion of all severance and labour related payments required to be made by Newco pursuant to Legal Requirements, for the event Newco terminates the employment agreements of one or more of Newco’s Employees at any time within the 18-month period following the Closing Date. Such payment shall be made no later than 5 Business Days after the date the employment agreement has been terminated, and shall correspond to the amount which would have been paid if the termination has occurred on the Closing Date. The difference between the amount that would have been paid if the termination had occurred on the Closing Date and the amount effectively due on the date of the employee termination, shall be paid by Newco.

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7.3  Right to use Real Property.

(a) Sellers and the Guarantor will, or will cause the Company, to permit Newco and Buyer to continue using the offices currently used by the Company in Santiago, as well as the warehouses and other spaces over the Real Properties referred in Schedule 7.3 (a), provided that Buyer shall be required to pay the current monthly rents paid by the Company, and that Buyer shall have the right to terminate said leases at any time. For this purpose Buyer shall execute on the Closing Date, two Lease Agreements substantially in the form of Exhibit H.

(b) Buyer and Newco will permit the Company, to use, for an interim or transition period not to exceed 6 months, the spaces over Newco’s Real Property identified in Schedule 7.3(b), so that the Company be able to sell the inventory which will not be acquired by Newco or Buyer pursuant to Section 5.8 of this Agreement. If for any reason said inventory has not been sold during such 6 month period, the Company shall be required to remove the inventory from Newco’s premises but shall maintain the right to sell it. The Company’s right to sell said inventory will not be considered a breach of its obligations under the Non-Compete Agreement to be executed on the Closing Date.

7.4  Transition Period.

(a) The Parties acknowledge that a transition period will be required in order that Buyer and Sellers be able, among other matters, to communicate the Company’s customers, clients, providers and other third parties having a business relationship with the Company, the transfer of Newco and the Operating Assets to Buyer, and to enable Buyer to continue such business relationship independently and directly with certain of said third parties.

(b) Considering the above, the Parties covenant and agree to cooperate with each other in good faith in order to enable Buyer to get the benefit and/or to borne the costs of the contracts, agreements and services which for any reason cannot be directly invoiced from Buyer, or to Buyer. In such event, upon the request of Buyer: (i) the Company will accept and receive invoices for sales from Buyer, and therafter re-invoice the sales directly to the customers or clients, for the same conditions and prices, provided that the amount of the invoices will be paid from the Company to Buyer upon receipt, and in no event later than one Business Day, after receipt by the Company of the corresponding amounts from the customers; and (ii) the Company will receive the invoices from the providers or third parties, and re-invoice them to Buyer for the same conditions and prices.

(c) The compliance of the above mentioned covenants by the Company, will not be considered a breach of the Non Compete Agreement or any other Ancillary Agreement to this Purchase Agreement.

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8.  CONDITIONS PRECEDENT TO CLOSING

8.1  Conditions to Buyer's Obligations.

Buyer’s obligation to Close the Contemplated Transactions is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

(a) Representations and Warranties. The representations and warranties of Sellers contained in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, with the same force and effect as if made as of the Closing Date.

(b) Covenants. All Agreements and covenants contained in this Agreement to be performed or complied with by Sellers on or before the Closing Date shall have been performed or complied with in all respects.

(c) No Injunction. No Legal Requirement issued by any court of competent jurisdiction shall be in effect that restricts or prohibits consummation of the transactions contemplated by this Agreement.

(d) Other Governmental and Regulatory Consents. All filings required to be made prior to the Closing with, and all Governmental Authorizations required to be obtained prior to the Closing from, Governmental Authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby shall have been made or obtained.

(e) No Litigation. No Proceeding shall be pending (or to Buyer’s knowledge, Threatened) which seeks to delay or prevent the consummation of the Contemplated Transactions, or seeks money damages from Buyer or Newco by reason of the consummation of the Contemplated Transactions by this Agreement, or, if resolved adversely to Newco, would have a material adverse effect on Newco or restrict or limit Buyer's ability to own or control Newco, operate the business, or consummate the transactions contemplated hereby.

(f) Other Consents. All consents necessary for completion of the transaction contemplated under this Agreement have been obtained.

(h) Due Diligence. Buyer shall have completed, to its satisfaction, due diligence with respect to the Company.

8.2  Conditions to Sellers’ Obligations.

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Sellers’ obligations to Close the Contemplated Transactions is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any of which may be waived by Sellers, in whole or in part):

(a) Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, with the same force and effect as if made as of the Closing Date.

(b) Covenants. All Agreements and covenants contained in this Agreement to be performed or complied with by Buyer on or before the Closing Date shall have been performed or complied with in all material respects.

(c) No Injunction. No Legal Requirement or order issued by any court of competent jurisdiction shall be in effect that restricts or prohibits consummation of the transactions contemplated by this Agreement.

(d) Other Governmental and Regulatory Consents. All filings required to be made prior to the Closing with, and all Governmental Authorizations required to be obtained prior to the Closing from, Governmental Authorities in connection with the execution and delivery of this Agreement and the consummation of the Contemplated Transactions shall have been made or obtained.

(e) No Litigation. No Proceeding shall be pending (or to Seller’s knowledge, Threatened) which seeks to delay or prevent the consummation of the Contemplated Transactions, or seeks money damages from Sellers or the Company by reason of the consummation of the transactions contemplated by this Agreement.

9.  TERMINATION

9.1  Termination Events.

This Agreement may, by notice given prior to or at the Closing, be terminated:

(a) by either Buyer or Sellers if a material breach of any provision of this Agreement has been committed by the other Party and such breach has not been waived;

(b) (i) by Buyer if (other than due to the failure of Buyer to comply with its obligations under this Agreement) any of the conditions in Section 8.1 have not been satisfied as of the Closing Date and Buyer has not waived in writing such condition on or before the Closing Date; or (ii) by Sellers if (other than due to the failure of Sellers to comply with its obligations under this Agreement) any of the conditions in Section 8.2 have not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible and Sellers has not waived in writing such condition on or before the Closing Date; or

(c) by mutual written agreement of Buyer and Sellers.

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9.2  Effect of Termination.

Each Party's right of termination under Section 9.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 9.1, all further obligations of the Parties under this Agreement will terminate, except that the representations in Sections 3.31 and 4.4, and the obligations in Sections 11.4, 11.5 and 11.6 will survive; provided, however, that the Parties’ respective rights and obligations with respect to any prior breach of or failure to comply with this Agreement will survive any termination of this Agreement.

10.  INDEMNIFICATION

10.1  Scope of Sellers' and Guarantor’s Indemnity.

Sellers and Guarantor, all of them acting as codeudores solidarios, jointly and severally agree to indemnify and hold Buyer and Newco and their respective affiliates, predecessors, successors and assigns (and their respective officers, directors, employees and agents) harmless from and against any and all Adverse Consequences, suffered or incurred by any of them as a result of:

(a) any breach of any representation or warranty made by Sellers contained in this Agreement or any other document delivered by Sellers in connection with the Contemplated Transactions;

(b) any breach by Sellers of any undertaking, covenant or agreement contained in this Agreement or in any other agreement or document delivered by Sellers in connection with the Contemplated Transactions;

(c) all facts, events or conditions which occurred prior to the Closing Date including any risk or actual incidence of illness, disability, death or other injury to, or the contraction of any diseases by, any Person (including any current or former employee) resulting from exposure to Hazardous Materials, products, or other materials before the Closing Date, or arising from a defect in any product manufactured by the Newco before the Closing Date, without regard to when such injuries or diseases are first manifested;

(d) any and all actions, suits, proceedings, demands, assessments, costs and expenses incidental to any and all Adverse Consequences and to any of the matters set forth in this Section.

(e) a Contravention by Seller of Section 3.25 (Taxes).

Except as disclosed in the Schedules of this Agreement, Sellers and the Guarantor shall not be exempt from liability if Buyer or its advisors know or should have known from their review of the transaction that any of the covenants, representations and warranties contained in this Agreement are not accurate or complete. Except as disclosed in the Schedules of this Agreement, Sellers and the Guarantor shall be liable for Losses whether or not Buyer had knowledge of, or had reason to know, of the respective Liabilities, as a result of any due diligence by Buyer or Buyer’s Advisors.

Execution Version - December 28, 2005

10.2  Scope of Buyer’s Indemnity.

Buyer agrees to indemnify and hold Sellers and their respective affiliates, predecessors, successors and assigns (and their respective officers, directors, employees and agents) harmless from and against any and all Adverse Consequences, suffered or incurred by any of them as a result of:

(a) any breach of any representation or warranty made by Buyer contained in this Agreement or any other document delivered by Buyer in connection with the Contemplated Transactions;

(b) any breach by Buyer of any undertaking, covenant or agreement contained in this Agreement or in any other agreement or document delivered by Buyer in connection with the Contemplated Transactions;

(c) any and all actions, suits, proceedings, demands, assessments, costs and expenses incidental to any and all Adverse Consequences and to any of the matters set forth in this Section.

Buyer shall not be exempt from liability if Sellers or their advisors know or should have known from their review of the transaction that any of the covenants, representations and warranties contained in this Agreement are not accurate or complete.

10.3  Indemnity Procedures.

The Party making a claim for indemnification under this Article Ten is hereinafter referred to as the “Indemnified Party” and the Party against whom such claim is asserted under this Article Seven is hereinafter referred to as the “Indemnifying Party”. In the case of Sellers and the Guarantor, the term Indemnifying Party shall mean the Sellers and the Guarantor, acting jointly and severally. Unless otherwise stated in this Agreement, all claims by an Indemnified Party shall be asserted and resolved as provided for in this Article Ten.

If the Indemnified Party shall become aware of facts which give rise or threaten to give rise to the Indemnifying Party’s obligations to indemnify the Indemnified Party pursuant to this Section (an "Event Subject to Indemnification"), regardless of whether or not the Event Subject to Indemnification involves a third party, the Indemnified Party shall send written notice (the "Notification") to the Indemnifying Party promptly after discovery of the Event Subject to Indemnification disclosing the details thereof, and the Indemnifying Party shall respond within five calendar days as of the receipt of Notification (or sooner, if circumstances require), provided, however, that no delay in delivering any Notification shall relieve the Indemnifying Party from its obligations hereunder unless (and then solely to the extent that) the Indemnifying Party is prejudiced thereby, especially as a result of not being able to file the proper defense because of the lack of time.

Execution Version - December 28, 2005

(a) If an Event Subject to Indemnification shall arise which does not involve any third party, the Indemnifying Party shall send a written response to the Indemnified Party in which it states its intention to either:

(i)	pay the amount involved or commence any required remedial measures in connection with the Event Subject to Indemnification;

(ii)	refuse to accept the event as an Event Subject to Indemnification; or

(iii)	discuss the matter.

In the case of (i) above, the Indemnifying Party will either pay the amount involved or commence any required remedial measures, in either case within 30 days from the date of Notification. In the case of (ii) above, the Indemnified Party may, at its option, commence any required action to pursue or defend its rights and remedies. In the case of (iii) above, the Parties shall in good faith discuss the issues involved during a period of 30 days from the receipt of the Notification. If they do not reach an agreement within such period, the Indemnified Party may commence, at its option, any required action to pursue its rights and remedies.

(b) If an Event Subject to Indemnification shall arise which involves any third party claim, the Indemnifying Party’s response shall indicate its intention either to:

(i)	pay the amount involved;

(ii)
assume the defense of the claim litigation or proceeding, which it shall have the right to do (in which case, the Indemnifying Party shall be (joint and severally in case of the Sellers and the Guarantor) responsible for all costs, expenses, legal and court fees, as well as any guaranties which may be required to be placed for the respective defense (the "Defense Costs"), and the Indemnified Party shall have the right to retain its own counsel at its own expense to monitor the defense); or

(iii)	not assume the defense of the litigation or proceeding, in which case the Indemnifying Party shall nevertheless be liable for the Defense Costs of the Indemnified Party in connection therewith.

Whichever Party assumes the defense shall be entitled to the cooperation of the other Party in preparing and conducting the defense. If the defense occurs after Closing, Buyer agrees to provide Sellers and the Guarantor with reasonable access to all of Buyer's and Newco’s files and records reasonably necessary for the preparation and conduct of such defense. If the defense occurs before Closing, Sellers agree to provide Buyer with access to all of Sellers, Newco’s a files and records necessary for the preparation and conduct of such defense.

Execution Version - December 28, 2005

(c) If an Indemnified Party sends a Notification in accordance with the this Section 10.3 and the Indemnifying Party fails to respond (jointly in the case of Sellers and the Guarantor) within the above-mentioned period, such failure to respond shall be deemed as an acceptance to pay the amount involved or carry out the required remedial measures in connection with the Event Subject to Indemnification.

10.4  Limitations on Liability.

The indemnification obligations of Sellers and the Guarantor shall terminate five years after the date hereof, except as they relate to the representations and warranties contained in: (i) Sections 3.21, 3.24 and 3.25, all of which shall terminate upon the expiration of the applicable statute of limitations or any extension thereof; (ii) Section 3.27 which shall terminate upon the expiration of the product warranty pursuant to the corresponding Contract; and (iii) Section 3.3, which shall survive indefinitely. The indemnification obligations of Buyer shall terminate five years after the date hereof and not before the definitive price is paid in full. If a Notification is made prior to such termination, such termination shall not affect or in any way impair the rights of the Indemnifying Party to indemnification in respect of the particular matter as to which the Notification is made, whether or not the amount of indemnification to which the Indemnifying Party is entitled in respect of such matter shall have been determined prior to such termination.

10.5  Survival of Representations, Warranties and Indemnity.

The covenants, representations and warranties of the Parties contained in this Agreement or in any schedule or other document delivered pursuant hereto, including the Parties agreement and obligation to indemnify each other, shall survive Closing. The right to indemnification, payment of damages or other remedy based on such representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of having been acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation.

10.6  Collateral and Guaranties.

To guarantee any possible indemnification under Article 10 hereof, Sellers and the Guarantor agree that if an Event Subject to Indemnification arises, Buyer shall have the right to retain and set-off the corresponding amount involved and in no event more than such amount, from any outstanding installment of the Deferred Purchase Price due under Section 2.3(d)(ii), provided that said amount retained shall be delivered to an escrow account to be opened and maintained with Bank Boston (the “Escrow Agent”). In such an event Buyer shall be required to give written and irrevocable instructions to the Escrow Agent to release and deliver the funds to either Buyer or Sellers, once the respective Event Subject to Indemnification has been resolved or satisfied in accordance with this Article 10, or upon delivery by any of the Parties of a final arbitration award from the arbitration panel referred to in Section 11.5 below instructing the Escrow Agent to realease and deliver all or part of the funds to such Party. Evidence of the establishment of the Escrow Account shall be demonstrated 5 business days after the retention and set-off has been made. Buyer covenants that it shall use in good faith its right hereunder, and that in no event shall retain part of the Deferred Purchase Price in breach of its obligation to open the escrow account and deliver the corresponding amount to the Escrow Agent. If this right is exercised by Buyer in breach of the above mentioned obligations, Buyer shall be responsible for all losses and damages incurred by Sellers.

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11.  MISCELLANEOUS

11.1  Further Assurances.

The Parties each agree:

(a)  to furnish upon request to each other such further information;

(b)  to execute such other documents or agreements; and

(c)  do such other acts and things,

all as the other Party may reasonably and in good faith request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement; the implementation of this Agreement and the consummation of the transactions contemplated hereby.

11.2  Notices.

Any notice, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when actually received, and may be (a) delivered by hand, (b) sent by facsimile (with written confirmation of receipt) or (c) sent by a internationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and facsimile numbers set forth below (or to such other address as such Party may designate by written notice to each other Party in accordance with the provisions of this Section).

to Sellers:
Mr. Víctor Petermann
Av. Americo Vespucio 1020, Pudahuel,
Santiago, Chile
Facsimile: (562) 601-9726

With a required copy to:

Francisco Varela
Isidora Goyenechea 3120, piso 8, Las Condes,
Santiago, Chile
Facsimile: (562) 431-2010

Execution Version - December 28, 2005

to Buyer:
GSE Lining Technology Chile S.A.
C/O Gundle/SLT Environmental, Inc.
19103 Gundle Road
Houston, Texas 77073
Attention: President and Chief Executive Officer
Facsimile: (281) 230-2504

With copy to:
Leόn Larrain
Cruzat, Ortuzar & MacKenna Ltda
Baker & McKenzie
Nueva Tajamar 481, Torre Norte, Piso 21
Las Condes, Santiago, Chile
Facsimile: (562) 362-9876

to Guarantor:
Mr. Víctor Petermann
Av. Americo Vespucio 1020, Pudahuel,
Santiago, Chile
Facsimile: (562) 601-9726

Execution Version - December 28, 2005

11.3  Entire Agreement.

This Agreement, together with all schedules referenced herein, is the Parties' entire agreement. It supersedes all prior or contemporaneous oral or written communications, proposals and representations with respect to its subject matter and prevails over any conflicting or additional terms of any quote, order, acknowledgment or similar communications between the parties during the term of this Agreement. No modification to this Agreement will be binding, unless in writing and signed by a duly authorized representative of each Party.

11.4  Confidentiality and Public Announcements.

(a) Each Party shall hold confidential all information obtained in connection with this Agreement with respect to the other Party which is not otherwise public knowledge, not independently known or developed, not received from a third party who is not subject to an obligation of confidentiality or not in the public domain through no fault of the receiving Party. In the event of termination of this Agreement, all documents (including copies thereof) obtained hereunder by one Party from any other Party shall be returned to such Party. Each Party must not disclose and shall hold confidential the terms and conditions of this Agreement, including without limitation, the consideration to be paid hereunder, except to the extent that disclosure of such information is necessary for consummation of the transactions contemplated hereby, demanded by any governmental authority, required by applicable law or stock exchange regulations to which a Party is subject, or with the consent of all other parties hereto.

(b) Buyer and/or any of its Affiliates and Sellers shall make a joint public announcement or similar publicity with respect to this Agreement, which shall be prepared by Buyer, provided that it shall confer with Sellers in order to agree on the content and timing of such press release. Any other public announcement or similar publicity with respect to this Agreement or the transactions contemplated hereby will be issued, if at all, at such time and in such form and manner as the Parties determine. A Party may not unreasonably withhold its consent to a request by another Party to make such further public announcements or similar publicity. If a Party is required by applicable law or stock exchange regulations to which such Party is subject to make such public announcement or publicity, it may do so provided such Party has delivered to the other Parties a copy of the proposed announcement or publicity not less than 24 hours prior to making such proposed announcement or publicity. Sellers and Buyer will consult with each other concerning the means by which any employees, customers, and suppliers and others having dealings with Newco will be informed of this Agreement or the Contemplated Transactions hereby.

11.5  Governing Law and Arbitration.

This Agreement shall be governed by and construed in accordance with the laws of Chile without giving effect to the conflict of law rules thereof.

Execution Version - December 28, 2005

(a) In the event of any dispute, controversy or claim arising out of or relating to this Agreement, or the performance, breach, termination, or invalidity hereof (a “Dispute”), such Dispute shall be the subject of an attempt at an amicable solution, for which purpose a Party shall give notice to the other Party, giving a concise description of the matter in question and the position of such Party in respect thereof and proposing a meeting among the chief executive officers or their designees (the “Senior Officers”) of the Parties in Santiago, Chile (or such other place as they may agree) with the purpose of resolving the Dispute. In the event such a meeting is called, the meeting shall take place within 10 days of its being requested. Unless the Parties otherwise agree, if such meeting does not take place within such 10 days or if within 10 days after such meeting the Senior Officers have not resolved such matter, then the Dispute shall be resolved by arbitration as provided in Section 11.5(b).

(b) If a Dispute arises and is not settled by amicable negotiations within the prescribed time period by the representatives of the Parties and the Senior Officers of the Parties in accordance with Section 11.5(a), such Dispute shall be settled by arbitration in accordance with the International Arbitration Rules of the American Arbitration Association in effect on the date hereof. Judgment thereon may be entered by any court having jurisdiction. If a Party wishes to initiate an arbitration with respect to a Dispute, it shall first provide 10 days advance notice to the other Party, setting forth that it intends to initiate arbitration, the issues in dispute and a summary in reasonable detail of its position with respect thereto. Other than the procedure described in Section 11.5(a), arbitration shall be the sole and exclusive forum for resolution of any Dispute, and the award thereunder shall be final, conclusive and binding on those participating in the arbitration.

(c) The number of arbitrators shall be three, each of whom shall be a lawyer, shall be disinterested in the dispute, controversy or claim and shall have no connection with any Party. One arbitrator will be selected by each Party and one by mutual agreement of the first two arbitrators or, if they cannot agree, by the appointing authority which shall be designated in accordance with the International Arbitration Rules of the American Arbitration Association (the “Appointing Authority”). The Parties shall have 30 days to each appoint an arbitrator. If a Party fails to appoint an arbitrator within such 30 day period, the Appointing Authority shall appoint an arbitrator for that Party. The Parties and the Appointing Authority may appoint from among the nationals of any country, whether or not a Party is a national of that country. The place of arbitration shall be Miami City, State of Florida, United States of America. The arbitration shall be conducted in the English language and any foreign-language documents presented at such arbitration hearing shall be accompanied by an English translation thereof. Each Party hereby submits to the non-exclusive jurisdiction of the courts of Santiago, Chile in any action, suit or proceeding with respect to the enforcement of the arbitration provisions of this Agreement and with respect to the enforcement of any award thereunder.

(d) Process in any action or proceeding referred to in the preceding sentence may be served on any Party anywhere in the world by notice given to the Party in accordance with the International Arbitration Rules of the American Arbitration Association.

11.6  Expenses and Taxes.

Except as otherwise expressly provided in this Agreement, each Party to this Agreement will bear its respective expenses (including, any taxes imposed on such Party) incurred in connection with the preparation, execution, and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, Representatives, counsel, and accountants. Sellers will cause Newco not to incur any out-of-pocket expenses in connection with this Agreement. In the event of termination of this Agreement, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Agreement by another Party.

Execution Version - December 28, 2005

11.7  Severability.

If at any time subsequent to the date hereof, any provisions of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon and shall not impair the enforceability of any other provision of this Agreement.

11.8  Waiver.

The rights and remedies of the Parties are cumulative and not alternative. Neither the failure nor any delay by any Party in exercising any right, power or privilege under this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party; (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement.

11.9  Assignment.

The respective rights and obliga-tions of the Parties under this Agreement may not be assigned by Buyer or the Sellers without the prior written consent of the other.

11.10  Governing Language.

This Agreement is executed in the English language, and all of its terms and provisions shall be construed in accordance with the English language, which shall prevail, notwithstanding any translation thereof, whether agreed by the Parties or not.

Execution Version - December 28, 2005

11.11  Counterparts.

This Agreement may be executed in two (2) counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have duly executed this Purchase Agreement, as of the day and year first above written.

GSE LINING TECHNOLOGY CHILE S.A.

By:	/s/ Mark Harris
Name: Mark Harris
Title: General Manager

INVERSIONES BELLAVISTA UNO S.A.

By:	/s/ Adres Rifo A.
Name: Andrés Rifo A.
Title: Legal Representative

INVERSIONES BELLAVISTA TRES S.A.

By:	/s/ Adres Rifo A.
Name: Andrés Rifo A.
Title: Legal Representative

TECNOLOGÍA HIDRÁULICA EN MINERÍA Y CONSTRUCCIÓN S.A.

By:	/s/ Adres Rifo A.
Name: Andrés Rifo A.
Title: Legal Representative